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SECURITI   05037287   SSION

SEC MAIL PROCESSING
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FEB 2 5 2005
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SEC FILE NUMBER
8- 48715

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Medford Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Route 73 South, Suite 308B
(No. and Street)

Marlton	NJ	08043-4191
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lou Morales — 856-810-0650 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G.
(Name — if individual, state last, first, middle name)

207 Buck Road, Suite 1C	Holland	PA	18966
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountan must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2,*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05
S.S

OATH OR AFFIRMATION

I, Louis Morales, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Medford Financial, Inc., as of December 31, ~~19~~ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Claude Blum
Notary Public of New Jersey
My Commission Expires 4/20/2006

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control Structure Required by SEC Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEDFORD FINANCIAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

Report of Independent Certified Public Accountant

Board of Directors
Medford Financial, Inc.
Marlton, New Jersey

I have audited the accompanying statement of financial condition of Medford Financial, Inc as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medford Financial, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James Pirolli

February 11, 2005

MEDFORD FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$359,512
Deposit with clearing organization	100,000
Receivables from clearing organization	30,482
Property and equipment - at cost, less accumulated depreciation of $39,342	9,811
Other assets	11,413
	$511,218

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$264,288
Subordinated debt (Note 5)		100,000
		364,288
Stockholders' equity:		
Common Stock – authorized, issued and outstanding, 1,000 shares, $.01 par value	$ 10	
Additional paid in capital	149,806	
Accumulated deficit	(2,886)	
		146,930
		$511,218

The accompanying notes are an integral part of this statement.

MEDFORD FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue		
Commissions		$1,739,729
Other		1,735
		1,741,464
Expenses		
Employee compensation and benefits	$564,783	
Floorbrokerage, exchanges and clearing fees	134,112	
Soft dollar expense	691,625	
Occupancy	23,198	
Professional fees	19,222	
Interest	8,854	
Trading, Quotron and data services	113,939	
Depreciation	7,418	
Other	71,774	1,634,925
Net income		$ 106,539

The accompanying notes are an integral part of this statement.

MEDORD FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid In Capital	Accumulated Earnings (Deficit)	Total
Balance, January 1, 2004	$ 10	$ 149,806	$(109,425)	$ 40,391
Net income for the year	-	-	106,539	106,539
Balance, December 31, 2004	$ 10	$ 149,806	$ (2,886)	$146,930

The accompanying notes are an integral part of this statement.

MEDFORD FINANCIAL, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings at January 1, 2004	$100,000
Issuance (withdrawal) of subordinated notes	-
Subordinated borrowings at December 31, 2004	$100,000

The accompanying notes are an integral part of this statement.

MEDFORD FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$106,539
Adjustments to reconcile net loss	
To net cash provided by operating activities:	
Depreciation	7,418
Changes in assets and liabilities:	
Decrease in receivable from clearing organization	12,809
Decrease in other assets	(10,041)
Increase in accounts payable and accrued expenses	143,730
Net cash provided by operating activities	260,455
Cash flows from investing activities:	
Acquisition of property and equipment	(7,055)
Net cash used in investing activities	(7,055)
Net increase in cash	253,400
Cash at beginning of year	106,112
Cash at end of year	$359,512
Supplementary Cash Flow Disclosures	
Interest Paid	$ 8,747

The accompanying notes are an integral part of this statement.

MEDFORD FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Medford Financial, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the Philadelphia Stock Exchange.

Revenue

Commissions and related clearing expenses were recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed as an S Corporation under the Internal Revenue and state income tax codes. Under these provisions, the Company does not pay federal or state income taxes on its taxable income. The Company's income or loss is included in the income tax returns of the stockholders.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company rents an office condominium unit, which is owned by a limited liability company whose members own 100% of the outstanding shares of the Company. There is no formal lease for this arrangement. Rent expense for the year ended December 31, 2004 was $19,200.

The Company is required to maintain a seat on the Philadelphia Stock Exchange. It satisfies this requirement by leasing a seat on a month to month basis from a shareholder of the Company. Effective June 30, 2000, the shareholder and the Company agreed to suspend lease payments for use of the seat.

NOTE 3 – SOFT DOLLAR ARRANGEMENT

The Company has entered into a soft dollar arrangement with an institution under which it agreed to pay a specified percentage of qualified commissions. The Company accrues a soft dollar expense at the time qualifying commissions are earned.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company is engaged primarily as an introducing broker (Philadelphia Stock Exchange) for institutional investors located throughout the United States. In 2004, two institutions accounted for approximately 90% of the revenue generated by the company.

The Company maintains its cash balances in one financial institution located in Cherry Hill, New Jersey. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the Company had uninsured balances of $268,566.

NOTE 5 – SUBORDINATED DEBT

In 2003, a stockholder loaned $100,000 to the Company under a qualified equity subordination loan agreement. Repayment of this debt is subordinated to the rights of all present and future creditors of the Company. This note bears interest at prime plus 4% reset annually on July 23 and matures in 2006.

The effective rate at December 31, 2004 was 8.25%.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15s3-1) of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital. At December 31, 2004, the Company's "aggregate indebtedness" and "net capital" (as defined) were $264,288 and $225,706, respectively, and its aggregate indebtedness to net capital ratio was 1.17 to 1.0.

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

MEDFORD FINANCIAL, INC.
SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15C3-1
DECEMBER 31, 2004

NET CAPITAL

Total stockholders' equity	$146,930
Plus subordinated debt	100,000
Total available capital	246,930
Less nonallowable assets:	
Prepaid expenses	11,413
Property and equipment	9,811
	21,224
Net capital before haircuts on securities	225,706
Less haircuts on securities	-
Net capital	$225,706

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$264,288
Total aggregate indebtedness	$264,288
Ratio of aggregate indebtedness to net capital	1.17 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Net capital requirement	$ 17,619
Excess net capital	$208,087
Excess net capital at 1,000%	$199,277

MEDFORD FINANCIAL, INC.
SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15C3-1
DECEMBER 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital as reported in Company's Form X-17A-5, Part II (unaudited)	$225,706
Net capital per this report	$225,706

NOTE: The Company is not subject to Rule 15c3-3(k)(2)(ii) since all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

Report of Independent Certified Public Accountant On Internal Control Required by SEC Rule 17a-5

Board of Directors
Medford Financial, Inc.
Marlton, New Jersey

In planning and performing my audit of the financial statements of Medford Financial, Inc. ("the Company") for the year ended December 31, 2004, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the following practices and procedures followed by the Company.

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 11, 2005